Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

July 23, 2009

Our contact
Petter Mattsson

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published on July 21, July 22 and July 23, 2009.

Best regards,

Skanska AB

Petter Mattsson

Published	Item	Document name	Required by
July 21, 2009	Press Release	Skanska to reconstruct the 11th Street Bridges and Interchanges in Washington D.C. for USD 182 M, about SEK 1.4 billion	law and by the listing agreement with Stockholm Stock Exchange
July 22, 2009	Press Release	Skanska sells ongoing office project in Malmö to Aberdeen	law and by the listing agreement with Stockholm Stock Exchange
July 23, 2009	Press Release	Six Month Report, January–June 2009	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

July 21, 2009
08:30 am CET

Skanska to reconstruct the 11th Street Bridges and Interchanges in Washington D.C. for USD 182 M, about SEK 1.4 billion

Skanska has been awarded a design/build contract for the reconstruction of the 11th Street Bridges and adjacent interchanges in Washington D.C. Skanska's share of the USD 260 M contract amounts to USD 182 M, about SEK 1.4 billion. The project is included in order bookings for the third quarter. The customer is the District Department of Transportation.

The contract includes construction of three major bridge crossings over the Anacostia River. One crossing involves two separate bridge spans, each with three lanes in one direction for regional traffic. The bridge crossing will link the Southeast Freeway with Interstate 295/Anacostia Freeway.

Another crossing will be a single bridge span with four lanes, two in each direction and is intended for local traffic between the city sections on each side of the Anacostia River, a few kilometers from central Washington.

The project also comprises two interchanges. On the west side of the river, Skanska will construct a new connection to the Southeast Freeway and 11th Street. On the east side, the existing interchange that connects local and regional traffic of the Anacostia River will be reconstructed, with a lower overall height and located further away from the adjacent neighborhood.

Work has already begun and the project will be completed in May 2013.

The planning and execution of this type of project in which Skanska is responsible for design and construction will be supported by Building Information Modeling (BIM).

The project will be a joint-venture between Skanska and Facchina Construction Company, with Skanska acting as the Managing Partner with a 70 percent share of the contract.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,200 employees and operations in the eastern U.S., Colorado and

California. Skanska USA Civil's revenues amounted to about SEK 11.5 billion in 2008.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

July 22, 2009
08:30 am CET

Skanska sells ongoing office project in Malmö to Aberdeen

Skanska sells the ongoing office project Citykajen in Malmö. The buyer is Aberdeen Property Nordic Fund I SICAV-FIS and handover is on September 30, 2009.

The sale refers to the two phases of the project Citykajen at Universitetsholmen in Malmö, together comprising about 14,200 square meters of leasable space. The project was started at year-end 2006 and will be completed during the third quarter 2009. Skanska's investment amounts to about SEK 375 M.

Major tenants in Citykajen are Banverket (Swedish Rail Administration) and Öhrlings PriceWaterhouseCoopers and the occupancy rate is about 94 percent. Citykajen was designed by architect Lars Iwdahl, Arkitektbyrån.

– We are very happy to be able to complete our portfolio with Malmö's best office property – both in regards to location and the quality of the building as well as the tenants, says Magnus Kenning, responsible for the transaction at Aberdeen Property Investors.

– The successful leasing and our ability to sell the project before completion show that the location close to the City Tunnel station and at Universitetsholmen is very strong. It's also evident that modern and flexible offices that are energy efficient attract tenants as well as investors, says Camilla Wieslander, Marketing and Transaction Manager, Skanska Öresund Malmö. Lately we have also seen an increased interest from international investors in acquiring properties in the Nordics.

Citykajen is one of several modern office properties that Skanska is developing at Universitetsholmen in Malmö. Skanska has already developed the property Hjälmarekajen next to Citykajen and developed and sold the new Court of Appeals building a few blocks away. Just recently the new office project Bassängkajen was started, with Malmö University as the first tenant.

In accordance with Skanska's information policy, the sales gain for commercial development properties under construction is not disclosed. The development gain is reported quarterly in pace with completion of the project.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic Region is divided into five regional companies: Stockholm, Gothenburg, Öresund Malmö, Öresund Copenhagen and Helsinki.

For further information please contact:
Camilla Wieslander, Marketing and Transaction Manager, Skanska Öresund Malmö, tel +46 10 448 32 89.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.
Magnus Kenning, Investment Management, Aberdeen Property Investors, tel +46 8 412 86 33.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

File Number 82-349[illegible]2

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 10 448 8900
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public company (publ)

PRESS RELEASE

July 23, 2009

8:00 a.m. CET

Six Month Report, January–June 2009

Group highlights

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008
Revenue	66,594	68,596	35,733	37,050
of which revenue from divestments of properties in Commercial Development	*1,578*	*1,734*	*1,127*	*1,471*
Operating income	2,310	2,424	1,635	1,344
of which gains from divestments of properties in Commercial Development	*544*	*583*	*378*	*498*
Income after financial items	2,238	2,687	1,620	1,467
Profit for the period	1,612	1,962	1,179	1,084
Earnings for the period per share after repurchases and conversion, SEK [1]	3.86	4.66	2.82	2.57
Earnings for the period per share after repurchases, conversion and dilution, SEK [2]	3.85	4.65	2.82	2.57
Capital employed, SEK bn	26.4	24.2		
Equity, SEK bn	18.8	18.7		
Interest-bearing net receivables (+)/net debt (-), SEK bn	5.9	7.6		
Return on capital employed, % [3]	16.9	25.5		
Return on equity, % [3]	14.5	22.4		
Operating cash flow before taxes, financing operations and dividends	173	-1,527	1,293	-118
Order bookings, SEK bn [4]	61.7	68.5	37.6	34.2
Order backlog, SEK bn [4]	144.0	145.0		

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion
2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution
3 Rolling 12 months
4 Refers to Construction

January–June 2009 compared to January–June 2008

- Revenue amounted to SEK 66.6 (68.6) billion.
- Revenue in Construction decreased by 2 percent in Swedish kronor, and by 13 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 2,310 M (2,424).
- During the report period, Skanska sold commercial properties worth SEK 1,578 M (1,734), with capital gains totaling SEK 544 M (583).
- Operating income in Construction increased by 50 percent mainly due to solid project performance and amounted to SEK 2,107 M (1,405). Operating margin rose to 3.3 (2.1) percent.
- Income after financial items amounted to SEK 2,238 M (2,687).
- Profit for the period totaled SEK 1,612 M (1,962) and earnings per share amounted to SEK 3.86 (4.66).
- Operating cash flow before taxes, financing activities and dividends amounted to SEK 173 M (-1,527).
- Order bookings decreased by 10 percent and amounted to SEK 61.7 (68.5) billion. Adjusted for currency rate effects, order bookings decreased by 18 percent.
- Order backlog totaled SEK 144.0 (145.0) billion, equivalent to 13 (13) months of construction.

Comments from Skanska's President and CEO Johan Karlström:

- The second quarter was strong, both in terms of margins and order bookings. Operating income in Construction increased by some 50 percent compared to the corresponding period of last year, and order bookings in the second quarter were at the same level as order bookings during the second quarter of 2008 in local currencies. We have a positive trend when it comes to project execution, and our administrative expenses are decreasing at the pace of the revenue downturn.
- The downturn in order bookings at Skanska's U.S. civil construction operations was due to postponements of projects to enable them to potentially qualify for funding from federal stimulus packages. We foresee an increased flow of projects to bid on, which means that we will see a recovery in the order situation for these operations during the second half.
- During the second quarter, we carried out a couple of divestments of our commercial property projects. This shows that despite the prevailing economic situation, we have the potential to realize values in Commercial Development.
- In Infrastructure Development, during the quarter we reached financial close for the M25 orbital road around London, and just after the close of the second quarter we signed a financing agreement for the A1 expressway in Poland. This means that we will be investing SEK 1.1 billion in Infrastructure Development and are at the same time creating more than SEK 12 billion worth of future construction assignments for our construction operations.
- Because the economic downturn, we anticipate revenue declines in a number of markets during 2009, with the Nordic countries and the Czech Republic expected to account for the largest downturn. In the Group's Construction operations, the downturn during the first half was 13 percent in local currencies and we anticipate that the revenue decline during 2009 as a whole will be just over 10 percent in local currencies. Based on current exchange rates, this implies a downturn of about five percent in Swedish kronor. During 2010 we expect continued revenue declines, especially in the Nordic countries and the Czech Republic.

Market outlook

Construction

In all our markets, the demand for building construction remains weak, both in residential and other private construction. Requests for new projects from private customers remain low as a proportion of overall building construction.

Civil construction markets, where the public sector represents a significantly higher proportion of total volume, have not been as adversely affected, since declining tax revenue at the local level is being offset to some extent by infrastructure spending at the national level. We can now foresee that the large government stimulus packages will have a positive impact on civil construction markets, especially in the United States.

Residential Development

After last autumn's sharp deterioration, housing markets have recovered well in Sweden and Norway, where the number of units sold has increased and prices have stabilized. One strong contributing factor behind this is sharply lower interest rates. In Finland, however, the market remains very weak, and in the Czech Republic and Slovakia the slowdown is significant. Due to the relatively good pace of sales in Norway and Sweden, we will start new projects in these markets.

Commercial Development

Vacancy rates in modern properties in the Nordic and Central European office markets are increasing, and rent levels are generally being squeezed. Demand for high-volume retail space is weak. Property investors have increased their yield requirements, and investors are significantly more selective in choosing properties to invest in. Modern green properties in good locations with creditworthy tenants on long-term leases are expected to be the properties that investors are primarily interested in.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the United Kingdom is still significant. In other markets, the supply of projects is limited, although there is an interest in PPP solutions. The turbulence in financial markets has made financing more expensive and has led to delays in arranging it for new projects.

Order bookings and backlog in Construction, SEK bn


175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings decreased by 10 percent compared to the same period of last year, totaling SEK 61.7 (68.5) billion. Adjusted for currency rate effects, order bookings decreased by 18 percent. Order bookings were 4 (+4) percent lower than revenue during the report period. During this period Skanska USA Civil's order bookings were only SEK 1.8 billion, while during the comparative period of 2008 Skanska USA Civil signed contracts totaling SEK 10.2 billion. During the second half of 2009, however, the same business unit's bidding activity will increase significantly. Order bookings during the second quarter included about SEK 6 billion related to Skanska UK's construction contract for the M25 orbital road around London.

During the second quarter, Skanska UK was also received a contract worth about SEK 1.8 billion to build new facilities at a U.K. Ministry of Defense site, Royal Air Force Wyton in Cambridgeshire, as well as contracts worth about SEK 1.2 billion for the construction of schools in Bristol.

Skanska USA Building was awarded an additional contract during the second quarter related to a new phase of the renovation of the United Nations headquarters in New York City, amounting to approximately SEK 2 billion. The same business unit also signed a contract worth an estimated SEK 1.7 billion to provide construction manager at-risk services to build Nemours Children's Hospital in Orlando, Florida. During the quarter Skanska USA Building was also awarded an additional order for the expansion of a hospital in Hopewell, New Jersey, with a contract amount of approximately SEK 830 M.

During the second quarter, Skanska Czech Republic secured an assignment to upgrade a railroad between Prague and Plzen. Skanska's share of the contract amounts to about SEK 1.1 billion.

Skanska Poland received an assignment to build a bypass road in Wroclaw, southwestern Poland. The order was worth about SEK 515 M.

Skanska Latin America was awarded a contract worth about SEK 815 M to construct interconnections at a refinery in Brazil.

Order backlog

Order backlog decreased by 1 percent and totaled SEK 144.0 (145.0) billion at the end of the second quarter. Adjusted for currency rate effects, it decreased by 12 percent. Order backlog was equivalent to about 13 (13) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008
Revenue				
Construction	64,457	65,637	34,051	35,116
Residential Development	3,236	3,945	1,783	1,980
Commercial Development	2,088	1,917	1,295	1,574
Infrastructure Development	102	23	90	8
Central and eliminations	-3,289	-2,926	-1,486	-1,628
Skanska Group	**66,594**	**68,596**	**35,733**	**37,060**
Operating income				
Construction	2,107	1,405	1,372	923
Residential Development	27	294	38	143
Commercial Development[1]	533	488	380	450
Infrastructure Development	-15	590	47	9
Central	-299	-359	-156	-208
Eliminations[1]	-43	6	-46	27
Operating income	**2,310**	**2,424**	**1,636**	**1,344**
Interest income	120	284	45	112
Financial net pension costs	-20	46	-10	22
Interest expenses	-102	-115	-36	-57
Capitalized interest expenses	47	91	16	53
Net interest	*45*	*306*	*15*	*130*
Change in fair value	-62	-20	-29	5
Other net financial items	-55	-23	-1	-12
Net financial items	**-72**	**263**	**-15**	**123**
Income after financial items	**2,238**	**2,687**	**1,620**	**1,467**
Taxes	-626	-725	-441	-383
Profit for the period	**1,612**	**1,962**	**1,179**	**1,084**
Profit attributable to				
Equity holders	1,606	1,947	1,174	1,074
Non-controlling interests	6	15	5	10
Earnings for the period per share after repurchases and conversion, SEK[2]	3.86	4.66	2.82	2.57
Earnings for the period per share after repurchases, conversion and dilution, SEK[3]	3.85	4.65	2.82	2.57
1 Of which gains from divestments of commercial properties reported in				
Commercial Development	516	561	366	481
Eliminations	28	22	12	17

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

3 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

Revenue fell by 3 percent to SEK 66.6 (68.6) billion. Adjusted for currency rate effects, it decreased by 14 percent. Revenue of the Construction business stream decreased by 2 percent in Swedish kronor and by 13 percent in local currencies.

Operating income amounted to SEK 2,310 M (2,424). Currency rate effects increased operating income by SEK 193 M.

In the Construction business stream, operating income increased by 50 percent and amounted to SEK 2,107 M (1,405). During the comparative period of 2008, Skanska carried out project writedowns in the United Kingdom totaling SEK 570 M. Operating margin increased to 3.3 (2.1) percent. Operating margin improved mainly at Skanska UK to 1.9 (-5.5) percent, Skanska Finland to 2.5 (1.3) percent and Skanska Czech Republic to 3.5 (2.5) percent, mainly because of project writedowns during the comparative period of 2008. Skanska USA Building and Skanska USA Civil reported both higher operating income and higher operating margins. At Skanska Norway and Skanska Poland, operating margin rose but operating income fell somewhat, due to lower volume. At Skanska Sweden, operating margin fell somewhat but remained at a very good level.

In Residential Development, operating income totaled SEK 27 M (294). The operating margin in this business stream amounted to 0.8 (7.5) percent. Income was adversely affected by lower volume and the fact that projects that had been written down during the fourth quarter of 2008 did not contribute appreciably to earnings. Sweden and the Czech Republic reported positive earnings, while other market reported negative earnings. The weakest earnings were in Finland, mainly due to a large oversupply of unsold apartments in the Finnish housing market.

Operating income in Commercial Development totaled SEK 533 M (488). Operating income in the business stream included capital gains from property divestments amounting to SEK 516 M (561). Of this, SEK 381 M (265) was attributable to ongoing projects that were divested ahead of completion. For these projects, Skanska applied the percentage of completion method of accounting.

Operating income in the Infrastructure Development business stream totaled SEK -15 M (590). Earnings in the comparative period of 2008 included realized development gains totaling SEK 686 M from the sale of Skanska's stake in the Brazilian hydropower plant Ponte de Pedra.

Central expenses, including businesses that are being discontinued (Denmark, Russia and International Projects), totaled SEK -299 M (-359).

Net interest income amounted to SEK 45 M (306). Capitalization of interest expenses in ongoing projects for Skanska's own account totaled SEK 47 M (91). The net change in the market value of financial instruments amounted to SEK -62 M (-20). The deterioration in net interest income was primarily due to lower interest income on financial assets, a decrease in net

financial items on pension liabilities due to the increase in pension liabilities during 2008 and lower capitalized interest in ongoing projects. Other financial items totaled SEK -55 M (-23) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 2,238 M (2,687). Taxes for the period amounted to SEK -626 M (-725), equivalent to a tax rate of about 28 (29) percent. Profit for the period totaled SEK 1,612 M (1,962). Earnings per share for the period amounted to SEK 3.86 (4.66).

Investments and divestments

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008
Investments	-4,802	-7,300	-2,559	-4,110
Divestments	4,058	5,589	2,674	2,798
Net investments[1]	-744	-1,711	115	-1,312
1 Of which strategic investments/divestments	-5	-1	-4	0

In the Construction business stream, investments totaled SEK -957 M (-1,196). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction amounted to SEK -676 M (-591). During the period, depreciation of property, plant and equipment amounted to SEK -699 M (-622).

In Residential Development, investments totaled SEK -1,852 M (-2,766). Of this, about SEK -383 M was related to investments in land equivalent to about 1,085 building rights. Of this SEK 383 M, SEK 206 M was related to an intra-Group purchase from Commercial Development. Net investments in Residential Development amounted to SEK 282 M (-716).

In Commercial Development, investments decreased to SEK -2,018 M (-3,295). Of this, SEK 170 M was related to investments in land. Divestments in the form of sale of completed properties, ongoing projects and shares totaled SEK 1,785 M (1,747). Of this SEK 1,785 M, SEK 206 M was related to an intra-Group sale to Residential Development. Net investments in Commercial Development amounted to SEK -233 M (-1,548).

Investments in Infrastructure Development amounted to SEK -177 M (-43) and divestments to SEK 55 M (1,203). During the comparative period, Skanska divested its stake in the Ponte de Pedro hydropower project. Net investments in Infrastructure Development totaled SEK -122 M (1,160).

The Group's total investments amounted to SEK -4,802 M (-7,300). Divestments totaled SEK 4,058 M (5,589) and the Group's net investments amounted to SEK -744 M (-1,711).

Operating cash flow and changes in interest-bearing net receivables

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008
Cash flow from business operations and net strategic investments by business stream				
Construction	-361	-178	586	693
Residential Development	599	-1,013	545	-623
Commercial Development	500	-1,068	557	27
Infrastructure Development	-115	1,132	-69	94
Central and eliminations	-450	-400	-326	-309
Cash flow before taxes, financing operations and dividends	**173**	**-1,527**	**1,293**	**-118**
Taxes paid	-702	-1,251	-411	-865
Net interest items and other financial items	15	200	22	62
Dividend etc.[1]	-2,252	-3,653	-2,247	-3,580
Cash flow before change in interest-bearing receivables and liabilities	**-2,766**	**-6,231**	**-1,343**	**-4,501**
Translation differences, net receivables/net debt	-316	-49	-442	267
Change in pension liability	-87	-679	461	144
Reclassification, interest-bearing net receivables/net debt	9	0	0	0
Other changes, interest-bearing net receivables/net debt	-139	-52	-65	-19
Change in interest-bearing net receivables	**-3,299**	**-7,011**	**-1,389**	**-4,109**
1 of which repurchases of shares	-62	-193	-62	-130

Cash flow before taxes, financing operations and dividends amounted to SEK 173 M (-1,527).

In Construction, cash flow totaled SEK -361 M (-178). Cash flow is normally strongest in the fourth quarter due to settlement of projects and pre-payments for new projects. This is normally reversed to an outflow in the first quarter when Skanska makes corresponding settlements with its subcontractors and suppliers. In light of falling volume, cash flow from Construction is expected to be negative during 2009.

In Residential Development, cash flow amounted to SEK 599 M (-1,013). Lower net investments resulted in stronger cash flow. In Commercial Development, cash flow from business operations totaled SEK 500 M (-1,068). This stronger cash flow

was mainly due to decreased net investments. In Infrastructure Development, cash flow amounted to SEK -115 M (1,132), where the strong cash flows in the comparative period were due to payment for the sale of Skanska's stake in the Ponte de Pedra hydropower plant in Brazil.

Taxes paid amounted to SEK -702 M (-1,251). Dividends, repurchases of shares and adjustments of non-controlling interests totaled SEK -2,252 M (-3,653). Cash flow before changes in interest-bearing receivables and liabilities totaled SEK -2,766 M (-6,231). The change in pension liability in defined benefit plans amounted to SEK -87 M (-679). The change in interest-bearing receivables totaled SEK -3,299 M (-7,011).

Financial position

Skanska has a strong financial position, with interest-bearing net receivables of SEK 5.9 billion (December 31, 2008: 9.2) and an unutilized long-term credit facility of SEK 8.3 billion which runs through June 2014. Interest-bearing loans plus interest-bearing pensions and provisions totaled SEK 7.6 billion (Dec. 31, 2008: 5.9). Of this amount, interest-bearing pensions and provisions totaled SEK 3.3 billion (Dec. 31, 2008: 3.2). Of remaining interest-bearing liabilities of SEK 4.3 billion (Dec. 31, 2008: 2.7), about SEK 0.7 billion (Dec. 31, 2008: 0) consisted of short-term borrowing through issuance of commercial paper.

At the end of the period, capital employed amounted to SEK 26.4 billion (Dec. 31, 2008: 25.2).

The equity of the Group totaled SEK 18.8 billion (Dec. 31, 2008: 19.2). The net dent/equity ratio amounted to -0.3 (Dec. 31, 2008: -0.5), and the equity/assets ratio was 22.1 percent (Dec. 31, 2008: 23.1).

Total assets in the consolidated statement of financial position amounted to SEK 84.7 billion (Dec. 31, 2008: 83.5). Due to currency rate effects, total assets increased by SEK 1.6 billion.

The carrying amount of current-asset properties totaled SEK 19.5 billion (Dec. 31, 2008: 18.6), of which Commercial Development current-asset properties accounted for SEK 10.3 billion (Dec. 31, 2008: 9.6). See the table on page 19.

Surplus values in project development business streams about SEK 11 billion

The underlying assumptions that are used in the calculation of market values are based on the review of market values performed in conjunction with the annual financial statements dated December 31, 2008.

The appraisal of the market value of land in Residential Development showed surplus values of about SEK 1 billion.

The appraisal of market values in Commercial Development showed surplus values of about SEK 2 billion. For ongoing projects, Skanska reported accrued market value, which is defined as the carrying amount at the end of the year plus estimated surplus value upon completion multiplied by the degree of completion and the percentage of pre-leasing. See page 18 for more details.

At the end of the period, the adjusted appraisal of market values in Infrastructure Development showed surplus values at the Group level of about SEK 8 billion. See page 19 for more details.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Jun 2009	Jan-Jun 2008	Jun 30 2009	Jun 30 2008	Dec 31 2008
U.S. dollar	8.16	6.13	7.67	5.99	7.72
British pound	12.15	12.12	12.69	11.94	11.19
Norwegian krone	1.22	1.18	1.20	1.18	1.11
Euro	10.86	9.39	10.82	9.46	10.94
Czech koruna	0.40	0.37	0.42	0.40	0.41
Polish zloty	2.43	2.69	2.43	2.82	2.63

Personnel

The average number of employees in the Group was 54,441 (57,882).

Parent Company

Net sales in the Parent Company during the period January-June was SEK 0 M (0). Operating income amounted to SEK -199 M (-226). Income after financial items totaled SEK 2,331 M (2,740). The average number of employees in the Parent Company was 81 (80).

Accounting principles

For the Group, this interim report has been prepared in compliance with IAS 34, "Interim financial reporting," the Swedish Annual Accounts Act and the Securities Market Act. For the Parent Company, the interim report has been prepared in compliance with the Annual Accounts Act and the Securities Market Act, which is pursuant to the Swedish Financial Reporting Board's Recommendation RFR 2.2. Aside from presentation changes in compliance with IAS 1, the accounting principles for the Parent Company and the Group are unchanged compared to the most recently published Annual Report. Figures in tables are rounded off. The introduction of IFRS 8 has not caused any change in the Group's segment reporting.

Transactions with related parties

No transactions between Skanska and related parties having a material effect on the Company's position and earnings have taken place.

Material risks and uncertainties

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry varies in this way from typical manufacturing that operates in permanent facilities with long production runs.

In Skanska's operations there are many types of contractual mechanisms. The degree of risks associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparations to completion of the assignment, with regard to technical, legal and financial risks.

The turmoil currently prevailing in the financial markets may have adverse consequences, for example in those cases where Skanska's customers experience difficulties in obtaining loan financing for their projects and must therefore postpone investments. Some of Skanska's counterparties – for example customers, subcontractors or suppliers – may find it difficult to live up to their contractual obligations. Skanska carries out continuous assessments of counterparty risks in order to be prepared for this.

For further information about risks and a description of key estimates and judgments, see the Report of the Directors and Notes 2 and 6 in the Annual Report for 2008 as well as the above section on the market outlook.

Other matters

Repurchases of shares

At the meeting on May 5, the Board of Directors decided to exercise its authorization by the Annual Shareholders' Meeting to repurchase shares on the following conditions. On one or more occasions, however not longer than until the 2010 Annual Shareholders' Meeting, a maximum of 4,500,000 Series B shares in Skanska may be acquired for the purpose of securing delivery of shares to participants in the Skanska Employee Ownership Program. Acquisitions may only be made on the NASDAQ OMX Stockholm Exchange at a price within the applicable range of prices at any given time, meaning the interval between the highest purchase price and the lowest selling price. During the second quarter, 744,000 shares were purchased in accordance with the authorization of the Annual Shareholders' Meeting.

Events after the end of the report period

Skanska signs financing agreement for A1 expressway in Poland

Skanska, as part of the GTC consortium, has closed the financing for the extension of the second phase of the A1 in Poland. This means that Skanska has secured a construction contract worth about SEK 6.2 billion, which will be included in order bookings for the third quarter. Skanska will also gradually invest about SEK 150 M during the construction period, which corresponds to its 30 percent share in the project company, GTC.

Skanska receives bridge contract in Washington, D.C. worth about SEK 1.4 billion

Skanska USA Civil has secured an assignment to design and build three bridges over the Anacostia River in Washington, D.C. The contract value of Skanska's share totals about SEK 1.4 billion, which will be included in order bookings for the third quarter.

Property divestments during the third quarter

Skanska has during the third quarter divested the ongoing office project Citykajen in Malmö, Sweden to Aberdeen Property Nordic Fund I SICAV-FIS. The project comprises some 14,200 sq. m (153,000 sq. ft.) of leasable space and is expected to be completed during the third quarter of 2009. Skanska's investment totals about SEK 375 M.

Financial reports related to 2009

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports during the 2009 financial year will be published on the following dates:

November 5 Nine Month Report

Certification

The Board of Directors and the President and CEO certify that this six-month interim report provides a true and fair overview of the operations, financial position and performance of the Parent Company and the Group and describes the material risks and uncertainties factors facing the Parent Company and the companies in the Group.

Solna, July 23, 2009

Sverker Martin-Löf
Chairman

Stuart Graham
Board member

Sir Adrian Montague
Board member

Finn Johnsson
Board member

Lars Pettersson
Board member

Bengt Kjell
Board member

Matti Sundberg
Board member

Inge Johansson
Board member

Roger Karlström
Board member

Alf Svensson
Board member

Johan Karlström
President and CEO,
Board member

This interim report has not been subjected to review by the Company's auditors.

File Number 82-34932

The Skanska Group

Summary income statement

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Revenue	66,594	68,596	35,733	37,050	141,672	143,674
Cost of sales	-60,273	-62,828	-32,095	-33,649	-128,977	-131,532
Gross income	6,321	5,768	3,638	3,401	12,695	12,142
Selling and administrative expenses	-4,092	-4,217	-2,053	-2,247	-8,807	-8,932
Income from joint ventures and associated companies	81	873	50	190	84	876
Operating income	2,310	2,424	1,635	1,344	3,972	4,086
Financial income	121	300	46	116	357	536
Financial expenses	-193	-37	-61	7	-368	-212
Net financial items	-72	263	-15	123	-11	324
Income after financial items	2,238	2,687	1,620	1,467	3,961	4,410
Taxes	-626	-725	-441	-383	-1,154	-1,253
Profit for the period	1,612	1,962	1,179	1,084	2,807	3,157
Profit attributable to:						
Equity holders	1,606	1,947	1,174	1,074	2,761	3,102
Non-controlling interests	6	15	5	10	46	55
Earnings per share after repurchases and conversion, SEK [1]	3.86	4.66	2.82	2.57	6.64	7.44
Earnings per share after repurchases, conversion and dilution, SEK [2]	3.85	4.65	2.82	2.57	6.62	7.42

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

Summary statement of comprehensive income

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Profit for the period	1 612	1 962	1 179	1 084	2 807	3 157
Other comprehensive income for the period						
Translation differences	337	26	-240	362	2 045	1 734
Hedging of exchange rate risk in foreign operations	-179	173	57	18	-730	-378
Effects of actuarial gains and losses on pensions	-94	-746	513	184	-2 091	-2 743
Effects of cash flow hedges [1]	7	-11	40	-4	-203	-221
Tax attributable to other comprehensive inomce	22	214	-155	-50	557	749
Other comprehensive income for the period	93	-344	215	510	-422	-859
Total comprehensive income for the period	1 705	1 629	1 397	1 605	2 377	2 298
Total comprehensive income attributable to						
Equity holders	1 696	1 592	1 383	1 577	2 324	2 220
Non-controlling interests	12	37	14	28	53	78
1 of which transferred to income statement	9	-12	5	-6	-21	-42

Summary statement of financial position

SEK M	Jun 30 2009	Jun 30 2008	Dec 31 2008
ASSETS			
Non-current assets			
Property, plant and equipment	6,815	6,169	6,919
Goodwill	4,784	4,486	4,442
Intangible assets	871	592	804
Investments in joint ventures and associated companies	1,788	1,599	1,512
Financial non-current assets [1]	567	520	309
Deferred tax assets	1,856	1,213	1,970
Total non-current assets	**16,681**	**14,579**	**15,956**
Current assets			
Current-asset properties [3]	19,545	16,508	18,568
Inventories	1,260	725	901
Financial current assets [2]	7,242	6,218	7,285
Tax assets	814	638	812
Gross amount due from customers for contract work	6,933	7,474	6,087
Trade and other receivables	26,215	27,122	25,988
Cash equivalents	17	293	0
Cash	5,997	6,306	7,881
Total current assets	**68,023**	**65,284**	**67,522**
TOTAL ASSETS	**84,704**	**79,863**	**83,478**
of which interest-bearing non-current assets	*495*	*447*	*245*
of which other interest-bearing current assets	*13,056*	*12,668*	*14,890*
Total interest-bearing assets	*13,551*	*13,115*	*15,135*
EQUITY			
Equity attributable to equity holders	18,575	18,488	19,071
Non-controlling interests	181	163	178
Total equity	**18,756**	**18,651**	**19,249**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities	1,769	962	1,077
Pensions	3,173	1,700	3,100
Deferred tax liabilities	1,782	2,150	1,760
Non-current provisions	69	89	86
Total non-current liabilities	**6,793**	**4,901**	**6,023**
Current liabilities			
Financial current liabilities [2]	3,047	2,839	2,081
Tax liabilities	530	609	864
Current provisions	4,463	3,621	4,908
Gross amount due to customers for contract work	17,505	16,985	17,050
Trade and other payables	33,610	32,257	33,303
Total current liabilities	**59,155**	**56,311**	**58,206**
TOTAL EQUITY AND LIABILITIES	**84,704**	**79,863**	**83,478**
of which interest-bearing financial liabilities	*4,358*	*3,736*	*2,699*
of which interest-bearing pensions and provisions	*3,262*	*1,809*	*3,206*
Total interest-bearing liabilities	*7,620*	*5,545*	*5,905*

1 of which shares	72	73	64
2 Items regarding non interest bearing unrealized changes in derivatives/financial instruments are included in the following amounts			
Financial current assets	200	149	276
Financial current liabilities	458	65	459
3 Current asset properties			
Commercial Development	10,251	8,208	9,590
Other commercial properties	1,524	872	1,245
Residential Development	7,770	7,428	7,733
	19,545	16,508	18,568

Note, Contingent liabilities

Contingent liabilities amounted to SEK 14.9 bn on June 30, 2009 (Dec 31, 2008: 7.6). During the period contingent liabilities increased by SEK 7.3 bn. The increase refers mainly to the participation in the consortium for the widening of the M25 orbital road around London.

File Number 82-34932

Summary statement of changes in equity

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Opening balance	19,249	20,724	19,579	20,628	18,662	20,724
of which non-controlling interests	*178*	*210*	*171*	*148*	*148*	*210*
Dividend to shareholders	-2,185	-3,448	-2,185	-3,448	-2,185	-3,448
Dividend to non-controlling interests	-5	0	0	0	-50	-45
Effects of equity-settled share-based payments	54	23	30	9	87	56
Repurchase of shares	-62	-193	-62	-130	-140	-271
Other transfers of assets recognized directly in equity	0	-73	0	-2	8	-65
Total comprehensive income attributable to						
Equity holders	1,696	1,592	1,383	1,577	2,324	2,220
Non-controlling interests	12	37	14	28	53	78
Closing balance	**18,759**	**18,662**	**18,759**	**18,662**	**18,759**	**19,249**
of which non-controlling interests	*181*	*163*	*181*	*163*	*181*	*178*

Summary cash flow statement

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Cash flow from operating activities	207	-3,063	1,350	-522	3,824	554
Cash flow from investing activities	-1,038	-1,066	221	-513	-1,870	-1,918
Cash flow from financing activities	-1,051	-3,261	-1,165	-3,179	-3,366	-5,576
Cash flow for the period	**-1,882**	**-7,410**	**406**	**-4,214**	**-1,412**	**-6,940**

Group net investments

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
OPERATIONS - INVESTMENTS						
Intangible assets	-32	-22	-14	-11	-89	-79
Property, plant and equipment	-542	-916	-267	-520	-1,768	-2,142
Assets in Infrastructure Development	-176	-42	-146	-37	-530	-396
Shares and participations	-125	-5	-126	-2	-127	-7
Current-asset properties	-3,922	-6,310	-2,002	-3,540	-8,165	-10,553
of which Residential Development	*-1,521*	*-2,773*	*-706*	*-1,622*	*-3,081*	*-4,333*
of which Commercial Development	*-2,017*	*-3,293*	*-1,007*	*-1,785*	*-4,277*	*-5,553*
of which other commercial properties	*-384*	*-244*	*-289*	*-133*	*-807*	*-667*
Investments	**-4,797**	**-7,295**	**-2,555**	**-4,110**	**-10,679**	**-13,177**
OPERATIONS - DIVESTMENTS						
Intangible assets	0	0	0	-1	1	1
Property, plant and equipment	107	339	57	131	405	637
Assets in Infrastructure Development	55	1,202	55	214	136	1,283
Shares and participations	1	13	1	0	27	39
Current-asset properties	3,895	4,031	2,561	2,454	7,451	7,587
of which Residential Development	*2,142*	*2,054*	*1,292*	*881*	*3,747*	*3,659*
of which Commercial Development	*1,784*	*1,734*	*1,333*	*1,471*	*3,587*	*3,537*
of which other commercial properties	*-31*	*243*	*-64*	*102*	*117*	*391*
Divestments	**4,058**	**5,585**	**2,674**	**2,798**	**8,020**	**9,547**
Net investments in operations[1]	**-739**	**-1,710**	**119**	**-1,312**	**-2,659**	**-3,630**
STRATEGIC INVESTMENTS						
Businesses	-5	-5	-4	0	-5	-5
Strategic investments	**-5**	**-5**	**-4**	**0**	**-5**	**-5**
STRATEGIC DIVESTMENTS						
Businesses	0	4	0	0	-2	2
Strategic divestments	**0**	**4**	**0**	**0**	**-2**	**2**
Net strategic investments[1]	**-5**	**-1**	**-4**	**0**	**-7**	**-3**
TOTAL NET INVESTMENTS[1]	**-744**	**-1,711**	**115**	**-1,312**	**-2,666**	**-3,633**
Depreciation, non-current assets	-723	-641	-355	-332	-1,465	-1,383

1 (+) divestments, (-) investments

Consolidated operating cash flow statement

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Cash flow from business operations before change in working capital	2,309	1,222	1,465	915	4,243	3,156
Change in working capital	-1,165	-1,506	-151	-326	2,220	1,879
Net investments in business operations	-739	-1,710	119	-1,312	-2,659	-3,630
Cash flow adjustment, net investments	-227	468	-136	605	-675	20
Taxes paid in business operations	-698	-1,191	-396	-846	-1,295	-1,768
Cash flow from business operations	**-520**	**-2,717**	**901**	**-964**	**1,834**	**-363**
Net interest items and other net financial items	15	200	22	62	275	460
Taxes paid in financing operations	-4	-60	-15	-19	-82	-138
Cash flow from financing operations	**11**	**140**	**7**	**43**	**193**	**322**
CASH FLOW FROM OPERATIONS	**-509**	**-2,577**	**908**	**-921**	**2,027**	**-41**
Net strategic investments	-5	-1	-4	0	-7	-3
Taxes paid on strategic divestments	0	0	0	0	0	0
Cash flow from strategic investments	**-5**	**-1**	**-4**	**0**	**-7**	**-3**
Dividend etc. [1]	-2,252	-3,653	-2,247	-3,580	-2,366	-3,767
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-2,766**	**-6,231**	**-1,343**	**-4,501**	**-346**	**-3,811**
Change in interest-bearing receivables and liabilities	884	-1,179	1,749	287	-1,066	-3,129
CASH FLOW FOR THE PERIOD	**-1,882**	**-7,410**	**406**	**-4,214**	**-1,412**	**-6,940**
Cash and cash equivalents at the beginning of the period	7,881	14,209	5,815	10,788	6,599	14,209
Exchange rate differences in cash and cash equivalents	15	-200	-207	25	827	612
Cash and cash equivalents at the end of the period	**6,014**	**6,599**	**6,014**	**6,599**	**6,014**	**7,881**
Change in interest-bearing net receivables/net debt	-3,299	-7,011	-1,389	-4,109	-1,639	-5,351
1 of which repurchases of shares	-62	-193	-62	-130	-263	-271

Key ratios

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Earnings per share after repurchases and conversion, SEK [1]	3.86	4.66	2.82	2.57	6.64	7.44
Earnings per share after repurchases, conversion and dilution, SEK [2]	3.85	4.65	2.82	2.57	6.62	7.42
Average number of shares outstanding after repurchases and conversion [3]	415,989,071	418,241,053				416,985,073
Average number of shares outstanding after repurchases, conversion and dilution [3]	417,180,543	418,842,398				417,851,397
Average dilution, percent [3]	0.24	0.12				0.21
Depreciation , non-current assets	-723	-641	-355	-332	-1,465	-1,383
Impairment loss, goodwill	0	0	0	0	0	0
Return on capital employed, % [3]	16.9	25.5				18.3
Return on equity, % [3]	14.5	22.4				15.9
Average number of employees	54,441	57,882				57,815
Order bookings [4]	61,701	68,496	37,589	34,224	119,729	126,524

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

3 Rolling 12 months

4 Refers to Construction

SEK M	Jun 30 2009	Jun 30 2008	Dec 31 2008
Capital employed, closing balance	26,376	24,196	25,154
Capital employed, average	25,489	24,657	25,165
Equity/assets ratio, %	22.1	23.4	23.1
Interest-bearing net receivables (+)/net debt (-)	5,931	7,570	9,230
Debt/equity ratio	-0.3	-0.4	-0.5
Order backlog [4 above]	144,000	144,966	142,402
Number of shares, at balance sheet date	423,053,072	423,053,072	423,053,072
of which Series A and Series B shares	419,113,072	418,553,072	418,553,072
of which Series D shares (without right to dividend, in Skanska's own custody) [5]	3,940,000.0	4,500,000.0	4,500,000.0
Number of Series D shares converted to Series B shares	560,000	0	0
Average price, repurchased shares	94.17	104.52	96.97
Number of Series B shares repurchased	3,539,000	1,850,000	2,795,000
Number of shares in Skanska's own custody	3,698,538	1,850,000	2,793,162
Number of shares outstanding after repurchases and conversion	415,414,534	416,703,072	415,759,910
Number of shares outstanding after repurchases, conversion and dilution	417,006,067	417,520,388	417,027,688

5 During the period 560 000 of shares Series D have been converted to shares of Series B.

File Num 32-34932

Equity and adjusted equity

	Jun 30 2009	Jun 30 2008	Dec 31 2008
Equity attributable to equity holders	18,575	18,488	19,071
Unrealized surplus land value in Residential Development	1,000	1,000	1,000
Unrealized Commercial Development gains	1,963	2,165	2,058
Unrealized Infrastructure Development gains	8,000	5,700	6,000
Less 10 percent standard corporate tax	-1,096	-887	-906
Adjusted equity	28,442	26,467	27,223
Equity per share, SEK	44.71	44.37	45.87
Adjusted equity per share, SEK	68.47	63.51	65.48

Operating segments

Skanska's business streams are reported as operating segments: Construction, Residential Development, Commercial Development and Infrastructure Development.

These business streams coincide with Skanska's operational organization and the way in which the Senior Executive Team monitors Group operations. The Senior Executive Team also constitutes Skanska's "chief operating decision maker".

Each operating segment carries out distinct types of operations with different risks. The Construction segment includes both building and civil construction.

Residential Development develops residential projects for immediate sale. Housing units are adapted to selected customer categories. Its units are responsible for planning and selling the projects. The construction assignments are performed by construction units in Skanska's Construction business stream in each respective market.

Commercial Development initiates, develops, leases and divests commercial real estate projects. Its project development focuses on office space, retail and logistics properties located in Stockholm, Gothenburg, the Öresund region, Helsinki, Prague, Ostrava, Budapest, Warsaw and selected regional centers in Poland. The construction assignments are performed in most markets by Skanska's Construction segment.

Infrastructure Development specializes in identifying, developing and investing in privately financed infrastructure projects, for example roads, hospitals and power generating plants. The business stream focuses on creating new project opportunities primarily in those markets where the Group has operations. The construction assignments are performed in most markets by Skanska's construction units.

Central and eliminations includes the cost of Group headquarters and earnings of central companies.

Intra-Group pricing between the operating segments occurs on market conditions.

There are no assets in the operating segments that are affected by material changes, compared to the latest Annual Report. Their accounting principles coincide with those of the consolidated financial statements.

Revenue and operating income

	External revenue		Inernal revenue		Total revenue		Operating income	
Mkr	Jan-Jun 2009	Jan-Jun 2008	Jan-Jun 2009	Jan-Jun 2008	Jan-Jun 2009	Jan-Jun 2008	Jan-Jun 2009	Jan-Jun 2008
Construction [1]	61,426	62,267	3,031	3,370	64,457	65,637	2,107	1,405
Residential Development	3,156	3,945	80	0	3,236	3,945	27	294
Commercial Development	1,882	1,905	206	12	2,088	1,917	533	488
Infrastructure Development	102	23	0	0	102	23	-15	590
Total operating streams	66,566	68,140	3,317	3,382	69,883	71,522	2,652	2,777
Central	28	456	67	126	95	582	-299	-359
Eliminations	0	0	-3,384	-3,508	-3,384	-3,508	-43	6
Total Group	66,594	68,596	0	0	66,594	68,596	2,310	2,424

1) of which external revenue from joint ventures in Infrastructure Development SEK 2 505 M (1 423)

Summary income statement, Parent Company

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Net sales	0	0	0	0	75	75
Cost of sales and selling and administrative expenses	-199	-226	-94	-118	-467	-494
Operating income	**-199**	**-226**	**-94**	**-118**	**-392**	**-419**
Net financial items	2,470	2,909	2,477	2,936	3,151	3,590
Income after financial items	**2,271**	**2,683**	**2,383**	**2,818**	**2,759**	**3,171**
Taxes	60	57	31	20	-47	-50
Profit for the period	**2,331**	**2,740**	**2,414**	**2,838**	**2,712**	**3,121**

Summary balance sheet, Parent Company

SEK M	Jun 30 2009	Jun 30 2008	Dec 31 2008
ASSETS			
Intangible non-current assets	12	13	13
Property, plant and equipment	2	2	2
Financial non-current assets [1]	17,396	14,259	14,889
Total non-current assets	**17,410**	**14,274**	**14,904**
Current receivables	199	266	118
Total current assets	**199**	**266**	**118**
TOTAL ASSETS	**17,609**	**14,540**	**15,022**
EQUITY AND LIABILITIES			
Equity	7,454	7,163	7,365
Provisions	193	193	197
Non-current interest-bearing liabilities [1]	9,867	7,087	7,366
Current liabilities	95	97	94
TOTAL EQUITY AND LIABILITIES	**17,609**	**14,540**	**15,022**
Average number of employees	81	80	87

1 Of these amounts, SEK 6,709 M (Dec 31, 2008 4,203) were intra-Group receivables and SEK 9,862 M (Dec 31, 2008 7,366) intra-Group liabilities

Note, Contingent liabilities

The Parent Company's contingent liabilities totaled SEK 104.7 bn (Dec 31, 2008: 91.9), of which SEK 91.3 bn (Dec 31, 2008: 85.0) was related to obligations on behalf of Group companies. Other obligations, SEK 13.4 bn (Dec 31 2008: 6.9), were related to commitments to outside parties

File Numt ?? ?932

Additional information

Business streams

Construction

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Revenue	64,457	65,637	34,051	35,116	138,318	139,496
Gross income	**5,386**	**4,609**	**3,005**	**2,603**	**11,304**	**10,627**
Selling and administrative expenses	-3,281	-3,233	-1,629	-1,696	-6,847	-6,799
Income from joint ventures and associated companies	2	29	-4	16	6	33
Operating income	**2,107**	**1,405**	**1,372**	**923**	**4,463**	**3,761**
Investments	-957	-1,196	-574	-675	-2,658	-2,897
Divestments	281	605	199	253	718	1,042
Net investments	**-676**	**-591**	**-375**	**-422**	**-1,940**	**-1,855**
Cash flow from operations before investments and change in working capital	2,860	1,903	1,751	1,167	5,892	4,935
Change in working capital	-2,487	-1,264	-794	-4	1,477	2,700
Net investments in operations	-671	-591	-371	-423	-1,934	-1,854
Cash flow adjustment, net investments	-58	-225	4	-47	301	134
Operating cash flow from business operations [1]	-356	-177	590	693	5,736	5,915
Net strategic investments	-5	-1	-4	0	-5	-1
Cash flow	**-361**	**-178**	**586**	**693**	**5,731**	**5,914**
Gross margin, %	8.4	7.0	8.8	7.4	8.2	7.5
Selling and administrative expenses, %	-5.1	-4.9	-4.8	-4.8	-5.0	-4.9
Operating margin %	3.3	2.1	4.0	2.6	3.2	2.7
Capital employed, SEK bn	3.1	2.4				0.0
Order bookings, SEK bn	61.7	68.5	37.6	34.2	119.7	126.5
Order backlog, SEK bn	144.0	145.0				142.4
Employees	53,147	56,577				56,482

1 Before taxes, financing operations and dividends

Residential Development

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Revenue	3,236	3,945	1,783	1,980	5,741	6,450
Gross income	**320**	**575**	**191**	**249**	**224**	**479**
Selling and administrative expenses	-287	-346	-147	-171	-672	-731
Income from joint ventures and associated companies	-6	65	-6	65	4	75
Operating income	**27**	**294**	**38**	**143**	**-444**	**-177**
Investments	-1,852	-2,766	-831	-1,637	-3,389	-4,303
Divestments	2,134	2,050	1,293	881	3,716	3,632
Net investments	**282**	**-716**	**462**	**-756**	**327**	**-671**
Cash flow from operations before investments and change in working capital	-282	-173	-181	-37	-707	-598
Change in working capital	686	-236	254	-120	522	-400
Net investments in operations	282	-716	462	-756	327	-671
Cash flow adjustment, net investments	-87	112	10	290	-273	-74
Operating cash flow from business operations [1]	599	-1,013	545	-623	-131	-1,743
Net strategic investments	0	0	0	0	0	0
Cash flow	**599**	**-1,013**	**545**	**-623**	**-131**	**-1,743**
Operating margin, %	0.8	7.5	2.1	7.2	-7.7	neg
Capital employed, SEK bn	5.8	5.8				6.3
Return on capital employed (RoCE), % [2]	neg	12.5				neg
Employees	694	660				676

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Revenue [1]	2,088	1,917	1,295	1,574	4,132	3,961
Gross income	**684**	**623**	**457**	**518**	**1,353**	**1,292**
Selling and administrative expenses [2]	-150	-138	-77	-71	-317	-305
Income from joint ventures and associated companies	-1	3	0	3	-38	-34
Operating income	**533**	**488**	**380**	**450**	**998**	**953**
of which gain from divestments of properties [3]	516	561	366	481	1,138	1,183
of which operating net, completed properties [4]	130	48	68	24	197	115
of which write-downs/reversal of write-downs	-22	0	-22	0	-124	-102
Investments	-2,018	-3,295	-1,008	-1,785	-4,279	-5,556
Divestments	1,785	1,747	1,127	1,484	3,611	3,573
Net investments	**-233**	**-1,548**	**119**	**-301**	**-668**	**-1,983**
Cash flow from operations before investments and change in working capital	44	-74	37	-34	26	-92
Change in working capital	771	-28	551	-16	587	-212
Net investments in operations	-233	-1,548	119	-301	-668	-1,983
Cash flow adjustment, net investments	-82	582	-150	378	-705	-41
Operating cash flow from business operations [5]	500	-1,068	557	27	-760	-2,328
Net strategic investments	0	0	0	0	0	0
Cash flow	**500**	**-1,068**	**557**	**27**	**-760**	**-2,328**
Capital employed, SEK bn	11 1	10 1				11 5
Return on capital employed (RoCE), % [6]	9 3	13 1				10 4
Employees	183	160				176

1 Of which SEK 206 M consisted of intra Group property divestments						
2 Of which cost for development organization	129	120	66	63	271	262
3 Additional gain included in eliminations was	28	22	12	17	61	55
4 After selling and administrative expenses						
5 Before taxes, financing operations and dividends						
6 Rolling 12 months						

Infrastructure Development

SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Revenue	102	23	90	8	134	55
Gross income	**-14**	**-79**	**30**	**-30**	**-119**	**-184**
Selling and administrative expenses	-81	-96	-41	-62	-187	-202
Income from joint ventures and associated companies	80	765	58	101	97	782
Operating income	**-15**	**590**	**47**	**9**	**-209**	**396**
of which gains from divestments of shares in projects [1]	0	686	0	43	-2	684
Investments	-177	-43	-147	-38	-530	-396
Divestments	55	1,203	55	107	135	1,283
Net investments	**-122**	**1,160**	**-92**	**69**	**-395**	**887**
Cash flow from operations before investments and change in working capital	-9	-13	37	43	-183	-187
Change in working capital	16	-15	-14	-3	80	49
Net investments in operations	-122	1,160	-92	69	-395	887
Cash flow adjustment, net investments	0	0	0	-15	0	0
Operating cash flow from business operations [2]	-115	1,132	-69	94	-498	749
Net strategic investments	0	0	0	0	0	0
Cash flow	**-115**	**1,132**	**-69**	**94**	**-498**	**749**
Capital employed, SEK bn	2 2	1 9				1 8
Return on capital employed (RoCE), % [3]	neg	23 7				17 3
Employees	129	125				133

1 Additional gain included in eliminations was	0	2	0	0	0	2
2 Before taxes, financing operations and dividends						
3 Rolling 12 months						

Construction, by business/reporting unit

SEK M	Revenue Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Sweden	12,663	15,208	6,594	8,372	27,719	30,264
Norway	5,794	6,797	3,131	3,645	12,342	13,345
Finland	3,394	4,324	1,770	2,480	8,473	9,403
Poland	2,102	2,743	1,405	1,670	6,978	7,619
Czech Republic	5,101	5,573	3,142	3,294	12,999	13,471
UK	9,289	9,091	5,033	4,590	18,106	17,908
USA Building	16,768	14,206	8,305	7,190	32,879	30,317
USA Civil	6,563	5,286	3,365	2,613	12,825	11,548
Latin America	2,783	2,409	1,308	1,262	5,997	5,623
Total	**64,457**	**66,637**	**34,061**	**35,116**	**138,318**	**139,498**

	Operating income						Operating margin, %					
SEK M	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Sweden	586	766	415	435	1,416	1,596	4.6	5.0	6.3	5.2	5.1	5.3
Norway	211	218	126	123	402	409	3.6	3.2	4.0	3.4	3.3	3.1
Finland	86	58	41	52	51	23	2.5	1.3	2.3	2.1	0.6	0.2
Poland	100	124	68	88	387	411	4.8	4.5	4.8	5.3	5.5	5.4
Czech Republic	177	140	229	119	413	376	3.5	2.5	7.3	3.6	3.2	2.8
UK	181	-497	108	-210	155	-523	1.9	neg	2.1	neg	0.9	neg
USA Building	257	202	129	117	497	442	1.5	1.4	1.6	1.6	1.5	1.5
USA Civil	425	267	228	132	895	737	6.5	5.1	6.8	5.1	7.0	6.4
Latin America	84	127	28	67	247	290	3.0	5.3	2.1	5.3	4.1	5.2
Total	**2,107**	**1,406**	**1,372**	**923**	**4,463**	**3,761**	**3.3**	**2.1**	**4.0**	**2.6**	**3.2**	**2.7**

	Order backlog			Order bookings					
SEK M	Jun 30 2009	Jun 30 2008	Dec 31 2007	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jul 2008-Jun 2009	Jan-Dec 2008
Sweden	18,315	21,998	19,308	11,365	14,995	5,036	7,173	23,628	27,258
Norway	6,902	10,475	8,029	3,845	6,041	1,690	3,318	8,483	10,679
Finland	5,302	6,372	5,768	2,892	3,087	1,741	1,683	6,486	6,681
Poland	5,930	4,402	5,613	2,828	2,938	2,161	2,030	9,253	9,363
Czech Republic	14,195	14,366	14,555	4,551	6,600	2,436	2,584	12,096	14,145
UK	31,326	28,362	22,349	15,018	8,839	11,985	3,783	19,251	13,072
USA Building	32,829	28,368	32,879	16,974	13,143	9,683	7,212	29,878	26,047
USA Civil	24,880	25,754	29,535	1,846	10,161	1,177	4,764	5,368	13,683
Latin America	4,321	4,869	4,366	2,382	2,692	1,680	1,677	5,286	5,596
Total	**144,000**	**144,966**	**142,402**	**61,701**	**68,496**	**37,589**	**34,224**	**119,729**	**126,524**

Residential Development, by business/reporting unit

SEK M	Revenue Jan-Jun 2009	Revenue Jan-Jun 2008	Revenue Apr-Jun 2009	Revenue Apr-Jun 2008	Revenue Jul 2008-Jun 2009	Revenue Jan-Dec 2008	Operating income[1] Jan-Jun 2009	Operating income[1] Jan-Jun 2008	Operating income[1] Apr-Jun 2009	Operating income[1] Apr-Jun 2008	Operating income[1] Jul 2008-Jun 2009	Operating income[1] Jan-Dec 2008
Sweden	1,808	1,923	983	1,030	3,089	3,204	71	168	50	90	122	219
Norway	380	738	178	281	577	935	-19	80	-10	20	-128	-29
Denmark	140	171	96	87	240	271	-19	-40	-10	-17	-228	-249
Finland	402	504	268	284	764	866	-52	4	-16	10	-340	-284
Nordics	**2,730**	**3,336**	**1,526**	**1,682**	**4,670**	**5,276**	**-19**	**212**	**14**	**103**	**-574**	**-343**
Czech Republic	506	609	258	298	1,071	1,174	46	82	24	40	130	166
Total	**3,236**	**3,945**	**1,783**	**1,980**	**5,741**	**6,450**	**27**	**294**	**38**	**143**	**-444**	**-177**

SEK M	Operating margin, %[1] Jan-Jun 2009	Operating margin, %[1] Jan-Jun 2008	Operating margin, %[1] Apr-Jun 2009	Operating margin, %[1] Apr-Jun 2008	Operating margin, %[1] Jul 2008-Jun 2009	Operating margin, %[1] Jan-Dec 2008	Return on capital employed[2] Jul 2008-Jun 2009	Return on capital employed[2] Jul 2007-Jun 2008	Return on capital employed[2] Jan-Dec 2008
Sweden	3.9	8.7	5.1	8.7	3.9	6.8	9.2	43.0	20.6
Norway	neg	10.8	neg	7.1	neg	neg	neg	6.1	neg
Denmark	neg	neg	neg	neg	neg	neg	neg	neg	neg
Finland	neg	0.8	neg	3.5	neg	neg	neg	4.3	neg
Nordics	**neg**	**6.4**	**0.9**	**6.1**	**neg**	**neg**	**neg**	**10.3**	**neg**
Czech Republic	9.1	13.5	9.3	13.4	12.1	14.1	16.6	54.7	33.5
Total	**0.8**	**7.5**	**2.1**	**7.2**	**neg**	**neg**	**neg**	**12.5**	**neg**

1 Development gain only. Construction margin reported under Construction

2 Rolling 12 months

At the end of the second, there were 3,745 (6,303) residential units under construction. Of these, 67 (69) percent were sold. The number of completed unsold residential units totaled 636 (296), of which 423 in Finland. During the period, construction started on 289 (2,105) units. In the Nordic countries, the number of residential units started was 168 (1,461) – of which all were in Sweden – while in the Czech Republic they totaled 121 (644). The number of residential units sold during the period was 1,090 (1,660). In the Nordic countries, the number of units sold totaled 952 (1,165), while sales in the Czech Republic totaled 138 (495) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 7.8 billion (Dec. 31, 2008: 7.7). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 6.0 billion. This was equivalent to building rights for about 21,700 residential units and about 2,200 building rights in associated companies. In addition, the business stream was entitled to purchase about 7,900 more building rights under certain conditions.

Breakdown of carrying amount, current-asset properties, June 30, 2009

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	1,118	3,601	113	4,832
Ongoing projects	701	4,175	735	5,611
Undeveloped land and development properties	5,951	2,475	676	9,102
Total	**7,770**	**10,251**	**1,524**	**19,545**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value	Occupancy rate, %	Degree of completion, %
Completed projects	3,601	3,601	4,827	91	100
Undeveloped land and development properties	2,475	2,475	2,720		
Subtotal	**6,076**	**6,076**	**7,547**		
Ongoing projects	4,175	5,856	4,667 [1]	78	73
Total	**10,251**	**11,932**	**12,214**		

Value creation in Commercial Development	Jan-Jun 2009	Jan-Jun 2008
Accrued development profit	417	768
Cost of development organization	-129	-120
Total	**288**	**648**

1 Market value refers to accrued market value

Commercial Development has 18 projects underway, 15 of them in the Nordic countries. Ongoing projects represented leasable space of about 251,000 sq. m (2.7 million sq. ft.) and had an occupancy rate of 78 percent, measured in rent. At the end of the period, the carrying amount for ongoing projects was SEK 4.2 billion (Dec. 31, 2008: 3.3). Their carrying amount upon completion is expected to total SEK 5.9 billion, with an estimated market value of SEK 6.7 billion, of which SEK 4.7 billion was accrued at the end of the period. The degree of completion in ongoing projects was about 73 percent.

The carrying amount of Skanska's portfolio of completed projects amounted to SEK 3.6 billion (Dec. 31, 2008: 3.8), with an estimated market value, based on an appraisal dated December 2008, of SEK 4.8 billion (Dec. 31, 2008: 5.1). The occupancy rate, measured in rent, amounted to 91 percent (Dec. 31, 2008: 94).

The carrying amount of Skanska's undeveloped land and development properties (building rights) totaled about SEK 2.5 billion (Dec. 31, 2008: 2.5), with an estimated market value of SEK 2.7 billion.

Value creation, which is defined as accrued development gains minus the cost of the project development organization, amounted to SEK 592 M (1,017) during the twelve month period July 2008 – June 2009.

At year-end, accumulated eliminations of intra-Group project gains amounted to SEK 326 M (Dec 31, 2008: 294). These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Jun 30 2009	Dec 31 2008
Present value of cash flow from projects	11 4	8 4
Present value of remaining investments	-1 3	-0 6
Net present value of projects	**10.1**	**7.8**
Carrying amount	-2 4	-2 0
Unrealized development gain Skanska ID	**7.7**	**5.8**
Group eliminations	0 3	0 2
Unrealized development gain, Group	**8.0**	**6.0**

At the end of the period, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.4 billion (Dec. 31, 2008: 2.0). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 1.6 billion (Dec. 31, 2008: 0.7), with a present value of about SEK 1.3 billion (Dec. 31, 2008: 0.6). At the Group level, Skanska eliminates gains from Construction equivalent to Skanska's ownership in projects. Altogether, these eliminations totaled about SEK 0.3 (0.2) billion at the end of the period. These eliminations are reversed as projects are divested. At the end of the period, unrealized development gains at the Group level totaled about SEK 8.0 billion (Dec. 31, 2008: 6.0). The increase in unrealized development gains consisted mainly of positive currency rate effects, but also of the investment in the M25 and time value effects in appraisal of future cash flows.

Five-year Group financial summary

	Jun 30 2009	Jun 30 2008	Jun 30 2007	Jun 30 2006	Jun 30 2005
Revenue	66,594	68 596	63,967	58,914	56,400
Operating income	2,310	2,424	2,198	2,567	2,408
Profit for the period	1,612	1,962	1,634	2,006	1,833
Earnings per share after repurchases and conversion, SEK	3 86	4 66	3 87	4 77	4 35
Return on capital employed, %	16 9	25 8	20 5	23 9	25 0
Return on equity, %	14 5	22 4	17 2	22 9	23 8
Operating margin, %	3 5	3 5	3 4	4 4	4 3

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 10 448 8832
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10 448 8851
Karin Lepasoon, Executive Vice President, Communications, Skanska AB, tel +46 10 448 8874
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 8838, cell phone +46 70 543 88 38

This report will also be presented at a combined press and telephone conference at 11:00 a.m. on July 23. To participate in the conference, please register via https://eventreg1.conferencing.com/webportal3/reg.html?Acc=360091&Conf=167419.

For seven working days after the conference, it will be possible to listen to a recording at telephone number +46 8 505 203 33, code 840981.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Market Act.